SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45668X 10 5		13G

1.	Names of Reporting Persons IL Venture Capital, LLC; EIN:57-1142312

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
	N/A	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,083,333

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,083,333

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,083,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A	☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 45668X 10 5		13G

1.	Names of Reporting Persons Ira M. Lubert(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
	N/A	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,083,333

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,083,333

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,083,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A	☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) IN

(1) All of the shares are owned by IL Venture Capital, LLC. Ira M. Lubert is the sole managing member of IL Venture Capital, LLC.

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CUSIP No. 45668X 10 5	13G

Item 1.
	(a)	Name of Issuer InfoLogix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2.
	(a)	Name of Person Filing IL Venture Capital, LLC Ira M. Lubert See Exhibit 1 to this Schedule 13G for the joint filing agreement of IL Venture Capital, LLC and Ira M. Lubert.
	(b)	Address of Principal Business Office or, if none, Residence 1201 N. Orange St.; Suite 731 Wilmington, DE 19801
	(c)	Citizenship IL Venture Capital LLC (Delaware, USA) Ira M. Lubert (United States)
	(d)	Title of Class of Securities Common Stock, par value $0.00001 per share
	(e)	CUSIP Number 45668X 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: 2,083,333 shares All of the shares are owned by IL Venture Capital, LLC. Ira M. Lubert is the sole managing member of IL Venture Capital LLC.
(b)	Percent of Class: 8.4%

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CUSIP No. 45668X 10 5	13G

(c)

Number of shares as to which the person has:

i.              Sole Voting Power to Vote or to Direct the Vote:  2,083,333

ii.             Shared Power to Vote or to Direct the Vote: 0

iii.            Sole Power to Dispose or to Direct the Disposition of: 2,083,333

iv.            Shared Power to Dispose or to Direct the Disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008
IL Venture Capital, LLC

By:	/s/ Ira M. Lubert
Name:	Ira M. Lubert
Title:	Managing Member

/s/ Ira M. Lubert
Ira M. Lubert

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EXHIBIT 1

JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing with each other of the attached Schedule 13G, and all amendments thereto, and that such Schedule 13G, and all amendments thereto, is made on behalf of each of them.

                IN WITNESS WHEREOF, the undersigned executed this agreement on February 14, 2008.

IL Venture Capital, LLC

By:	/s/ Ira M. Lubert
Name:	Ira M. Lubert
Title:	Managing Member

/s/ Ira M. Lubert
Ira M. Lubert

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